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09057406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67028

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Kinecta Financial and Insurance Services, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

1440 Rosecrans Avenue
(No. and street)

Manhattan Beach	**CA**	**90266**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Wicks — **(310) 643-2078**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue	**Los Angeles**	**CA**	**90071-3462**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/10

OATH OR AFFIRMATION

I, Doug Wicks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinecta Financial and Insurance Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

MARIO E. OSORIO
Commission # 1663301
Notary Public - California
Los Angeles County
My Comm. Expires May 21, 2010

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
- ☒ Notes to Financial Statements.
- ☒ (g) Schedule I - Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exempt from requirements see Footnote 8 to the financial statements).
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exempt from requirements see Footnote 8 to the financial statements).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Kinecta Financial and Insurance Services, LLC (the "Company") as of December 31, 2008, and the related statements of income, membership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Kinecta Financial and Insurance Services, LLC at December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedules of Computation of Net Capital Pursuant to Rule 15c3-1 listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2009

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH AND CASH EQUIVALENTS	$5,538,469
ACCOUNTS RECEIVABLE	212,076
TERM DEPOSITS	2,500,000
PREPAID EXPENSES AND OTHER ASSETS	42,338
TOTAL	$8,292,883

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:	
Accounts payable and other liabilities	$ 319,869
Payable to Kinecta Federal Credit Union	123,215
Total liabilities	443,084
COMMITMENTS AND CONTINGENCIES (Note 6)	
MEMBERSHIP CAPITAL	7,849,799
TOTAL	$8,292,883

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commission income	$7,967,812
Interest income	140,455
Total revenues	8,108,267
EXPENSES:	
Commissions	2,117,369
Compensation and related benefits	1,740,337
Operations	1,353,553
Professional and outside services	103,498
Marketing and promotions	65,741
Occupancy	26,021
Depreciation	12,982
Total expenses	5,419,501
NET INCOME	$2,688,766

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

BALANCE — January 1, 2008	$5,161,033
Net income	2,688,766
BALANCE — December 31, 2008	$7,849,799

See notes to financial statements.

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$2,688,766
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,982
Decrease in accounts receivable	80,068
Increase in prepaid expenses	(18,248)
Decrease in accounts payable and other liabilities	(181,736)
Increase in payable to Kinecta Federal Credit Union	1,455
Net cash provided by operating activities	2,583,287
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
INCREASE IN CASH AND CASH EQUIVALENTS	2,583,287
CASH AND CASH EQUIVALENTS — Beginning of year	2,955,182
CASH AND CASH EQUIVALENTS — End of year	$5,538,469

See notes to financial statements.

1. NATURE OF BUSINESS

Nature of Business — Kinecta Financial and Insurance Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Kinecta Financial Management, LLC (the "Parent"), which is wholly owned by Kinecta Federal Credit Union. The Company was established primarily to provide brokerage and insurance services to members of Kinecta Federal Credit Union.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company considers liquid investments purchased with original maturities of three months or less to be cash equivalents. The carrying value approximates fair value due to the short-term maturities of these investments.

Accounts Receivable — Accounts receivable consist primarily of commissions receivable, which represent commissions due to the Company for the sale of financial and insurance products.

Term Deposits — Term deposits consist of accounts with an original maturity of three months or more. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000.

Property and Equipment — Property and equipment is recorded at cost and is depreciated principally using the straight-line method over the estimated useful lives of the respective assets.

Revenue Recognition — The Company receives commission income in accordance with the terms of an agreement with their clearing agent. Commission income and related expenses for financial services are recognized on a trade date basis. Commission income and expenses relating to the sale of insurance products for various insurance carriers are recognized at the time of the sale.

Income Taxes — The Company is a single member limited liability company and as such is not subject to federal and state income tax. Income or loss from the Company is passed through to its member. The Company is, however, subject to state taxes on gross receipts, which are included in operating expenses.

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Accounting Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements — Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 157, *Fair Value Measurements*, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. SFAS No. 157-2 delayed the effective date for all nonfinancial assets and liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. At December 31, 2008, the financial assets of the Company are recorded at fair value.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*, which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This standard requires companies to provide additional information that will help users of financial statements to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company has elected not to measure any new financial instruments at fair value, as permitted under SFAS No. 159.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles.* SFAS No. 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-government entities. The hierarchy within SFAS No. 162 is consistent with that previously defined in American Institute of Certified Public Accountant statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, for non-governmental entities.* SFAS No. 162 was effective November 15, 2008. The implementation of SFAS No. 162 did not have a material impact on the Company's financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2008, are summarized as follows:

Furniture, fixtures, and equipment	$ 11,958
Accumulated depreciation and amortization	(11,942)
	$ 16

Property and equipment are stated at cost, less accumulated depreciation, and is included in prepaid expenses and other assets in the financial statements. Depreciation is recognized using straight-line method over the useful lives of the assets. Estimated lives range up to 10 years for property and equipment.

4. EMPLOYEE BENEFIT PLANS

The Company also participates in Kinecta Federal Credit Union's 401(k) Pension Plan (the "Plan"), which allows employees to defer a portion of their salary into the Plan. The Plan is for the exclusive benefit of eligible employees and their beneficiaries. Under the terms of the Plan, a discretionary match of the employees contribution is made by the Company up to a specific amount. The Company contributed approximately $81,001 to the plan for the year ended December 31, 2008.

5. RELATED-PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Kinecta Federal Credit Union. Operating results may differ from those that may exist if the Company operated as a stand-alone entity.

The Company is charged by Kinecta Federal Credit Union for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations expense and occupancy expense, totaled $530,981 for the year ended December 31, 2008.

At December 31, 2008, the Company owed $123,215 to Kinecta Federal Credit Union. Such amounts are noninterest bearing and payable upon demand.

The Company has $4,860,994 on deposits, which is included in cash and cash equivalents, with Kinecta Federal Credit Union at December 31, 2008, which earned $41,077 in interest for the year ended December 31, 2008. The balance is insured by the National Credit Union Share Insurance Fund up to $250,000.

6. COMMITMENTS AND CONTINGENCIES

Off-Balance-Sheet Risk and Concentration of Credit Risk — As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of, and payment of funds, and receipt and delivery of securities related to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Litigation — From time to time, in the ordinary course of business, the Company could be named in legal actions that could amount to losses being incurred. There are currently no legal actions against the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. The Company computes net capital requirements under the aggregate indebtedness method, which requires firms to maintain net capital, as defined, of not less than 6 2/3 percent of aggregate indebtedness, also as defined. At December 31, 2008, the Company had net capital of $3,241,692, which was $3,220,367 in excess of its required net capital of $21,325. The Company's ratio of aggregate indebtedness to net capital was 10 to 1.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

8. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k) (2) (i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers under Rule 15c3-3.

* * * * * *

SUPPLEMENTAL SCHEDULE

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC
(A Wholly Owned Subsidiary of Kinecta Federal Credit Union)

SCHEDULE I — COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2008

TOTAL MEMBERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$7,849,799
LESS NONALLOWABLE ASSETS:	
Prepaid expenses and other assets	42,338
Accounts receivable	195,957
Cash on deposit with Parent, net of payable	4,354,720
Total nonallowable assets	4,593,015
NET CAPITAL BEFORE OTHER DEDUCTIONS	3,256,784
MONEY MARKET ACCOUNT HAIRCUT	(15,092)
NET CAPITAL	$3,241,692
AGGREGATE INDEBTEDNESS — Accounts payable and accrued expenses	$ 319,869
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 6 and 2/3% of aggregate indebtedness)	$ 21,325
Net capital in excess of minimum requirement	$3,220,367
Ratio of aggregate indebtedness to net capital	10 to 1

Statement pursuant to paragraph (d) of rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part IIA Quarterly FOCUS Report as of December 31, 2008.

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Kinecta Financial and Insurance Services, LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparison, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

February 27, 2009

KINECTA FINANCIAL AND INSURANCE SERVICES, LLC

(A Wholly Owned Subsidiary of KINECTA FINANCIAL MANAGEMENT COMPANY, LLC)

(SEC I.D. No. 8-67028)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2008,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008,
INDEPENDENT AUDITORS' REPORT, AND
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

* * * * * * * * * * *

Filed pursuant to Rule 17a-5(e) (3) as a **PUBLIC DOCUMENT**